FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  _____           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  _____           No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers: 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751, and 333-149577) and the registration statements on Form F-3 (Registration Numbers: 333-162193 and 333-104778-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Amsterdam 9 June 2010

RBS Holdings N.V. first quarter 2010 results

In a challenging economic environment RBS Holdings N.V.1 reported a gain of EUR 178 million for the three months ended 31 March 2010 compared to a loss of EUR 886 million for the same period in 20092. The continuing operations broke even while the discontinued operations recorded a EUR 178 million gain compared with a EUR 976 million loss and a EUR 90 million gain respectively for the prior year period. The results from discontinued operations are mainly attributable to the Dutch State acquired businesses included in the new ABN AMRO Bank N.V. which was legally separated from RBS Holdings N.V. (‘RBS Holdings’) on 1 April 2010.

For further information regarding the results of the RBS acquired businesses, please refer to the Q1 2010 Interim Management Statement of The Royal Bank of Scotland Group plc (‘RBS Group plc’) published on 7 May 2010 and available on the RBS website (www.RBS.com).

Results of operations for the three months ended 31 March

The following table sets out selected information relating to RBS Holdings for the three months ended 31 March 2010 and 2009.

(in millions of euros)	2010	2009

Net interest income	332	434
Net fee and commission income	208	271
Net trading income	493	(489)
Results from financial transactions	(151)	(58)
Share of results in equity accounted investments	16	17
Other operating income	24	32
Income of consolidated private equity holdings	7	8
Total income	929	215
Operating expenses	953	999
Operating result	(24)	(784)
Loan impairment and other credit risk provisions	26	429
Operating (loss) before tax	(50)	(1,213)
Tax credit	(50)	(237)
Profit/(loss) from continuing operations	0	(976)
Profit from discontinued operations net of tax	178	90
Profit/(loss) for the reporting period	178	(886)

Total assets	467,357	469,345
Risk-weighted assets	135,930	117,535
Full-time equivalent staff	51,216	52,155
Full-time equivalent staff excluding discontinued operations	29,059	29,384

Results for the period increased by EUR 1,064 million from a loss of EUR 886 million in the first quarter of 2009 to a profit of EUR 178 million in the first quarter of 2010. Results from continuing operations improved from a loss EUR 976 million to EUR 0 million.

1 RBS Holdings N.V. is the entity which until 1 April 2010 was known as ABN AMRO Holding N.V. It has its registered office in Amsterdam, the Netherlands, and is entered in the Trade Register of the Amsterdam Chamber of Commerce under no. 33220369.

2 The financial information included in this update is unaudited.

Total income
Total income increased by EUR 714 million to EUR 929 million. The improvement reflects a significant increase in trading income of EUR 982 million, which is partly offset by a EUR 102 million decrease in interest income and a EUR 93 million decrease in results from financial transactions.

Trading income
The trading income increase of EUR 982 million mainly relates to the non reoccurrence of high losses of EUR 1,110 million in the prior year and a gain in the first quarter of 2010 of EUR 88 million, on counterparty Credit Valuation Adjustments (‘CVA’) against monoline insurers. Additionally, write-offs on Collaterised Debt Obligations (‘CDO’) in the first quarter of 2010 were EUR 188 million lower. Exposures to monoline insurers and CDO’s were substantially risk and/or legally transferred to The Royal Bank of Scotland plc (‘RBS plc’) in the first half of 2009. The trading income increase is partially offset by a decrease in gains on currency exchange related trading.

Net interest income
Net interest income decreased by EUR 102 million resulting from a decrease in loans and receivables as at 31 March 2010 compared to the prior year period. This reflects the significant changes in the structure of the balance sheet following transfers of businesses to RBS plc in the course of 2009, including the transfer of conduit portfolios.

Results from financial transactions
The decrease in the results from financial transactions of EUR 93 million is mainly due to a loss on the fair value of own debt of EUR 146 million following tightening credit spreads compared to a gain in the prior year period of EUR 454 million when credit spreads had widened.

This decrease has been partially offset by a gain of EUR 15 million on credit default swap hedges this quarter compared to a loss of EUR 260 million in the first quarter of the previous year. This quarter’s positive fair value change includes mark to market gains of EUR 53 million on the credit default swap entered into with RBS plc as part of the Asset Protection Scheme back-to-back agreement.

Losses on equity investments decreased to EUR 19 million compared to EUR 165 million last year due to the improved market conditions for equities in the first quarter of 2010 compared to the prior year period. In addition, gains on the sale of available-for-sale debt securities were EUR 54 million in the first quarter of 2010 compared to a EUR 75 million loss in the first quarter of the prior year.

Operating expenses
Operating expenses remained consistent with prior periods and showed a slight decrease in general and administrative expenses.

Loan impairments
Loan impairments in the first quarter of 2010 amounted to EUR 26 million as compared to EUR 429 million in the first quarter of 2009. This reflects a benefit of EUR 220 million of loss compensation under the Asset Protection Scheme back-to-back agreement with RBS plc, coupled with lower specific commercial and retail provisions, especially on consumer and card lending in Asia and Middle East.

Tax
The reduction in tax credit is partly due to the non-recognition of a deferred tax asset on losses incurred in the Netherlands in first quarter of 2010.

Profit from discontinued operations
Profit from discontinued operations includes the results of the Dutch State acquired businesses. The profit for the period improved by EUR 88 million to EUR 178 million. Increased revenues and lower loan impairment levels are partially offset by increased expenses due to additional litigation provisions and higher transition costs.

Summary balance sheet

(in millions of euros)	31 March 2010	31 December 2009
Assets
Cash and balances at central banks	17,213	28,382
Financial assets held for trading	73,511	78,058
Financial investments	54,347	74,897
Loans and receivables - banks	31,490	39,659
Loans and receivables - customers	66,322	218,246
Other assets	14,202	25,214
Assets of businesses held for sale	210,272	4,889
Total assets	467,357	469,345

Liabilities
Financial liabilities held for trading	55,733	62,687
Due to banks	48,433	46,145
Due to customers	57,267	196,648
Issued debt securities	65,706	95,660
Provisions	888	4,790
Subordinated liabilities	7,965	14,544
Other liabilities	11,852	21,061
Liabilities of businesses held for sale	208,409	8,894
Total Liabilities	456,253	450,429

Equity
Equity attributable to shareholders of the parent company	11,061	18,880
Equity attributable to non-controlling interests	43	36
Total equity	11,104	18,916
Total equity and liabilities	467,357	469,345

RBS Holdings’ total assets amounted to EUR 467 billion as at 31 March 2010, a decrease of EUR 2 billion. The Dutch State acquired businesses are classified as a disposal group held for sale as at 31 March 2010 increasing both asset and liabilities held for sale significantly whilst in turn decreasing other line items.

Further commentary is provided in the discussion of the individual lines that constitute assets or liabilities below.

Assets
Financial assets held for trading
The decrease in financial assets held for trading of EUR 4.5 billion is mainly attributable to the novation to RBS plc of derivative financial instruments partially offset by an increase in positions due to normal changes in activity in the first quarter of the year.

Financial investments
The decrease in financial investments of EUR 20.6 billion is mainly a result of the classification of the Dutch State acquired businesses as assets held for sale at 31 March 2010 as well as a decrease in the fair value of government paper.

RBS Holdings holds EUR 54.3 billion of financial investments as available-for-sale, the majority of which is part of the Asset & Liability Management (‘ALM’) liquidity buffer. Of the portfolio, EUR 30.5 billion is OECD government issued debt, comprising exposures to European (EUR 25.8 billion) and US (EUR 4.7 billion) governments and government-related entities. Included therein are nominal EUR 1.7 billion Greek sovereign debt positions as also disclosed in the Q1 2010 Interim Management Statement of RBS Group plc.

Further positions in financial investments comprise EUR 20.1 billion of mortgage and other asset-backed securities. The composition of this portfolio has not changed substantially from 31 December 2009 as disclosed on page 41 of the RBS Holdings 2009 annual report as part of the disclosure ‘Credit market and related exposures’.

Loans and receivables – banks
Total loans and receivables – banks decreased by EUR 8.2 billion to EUR 31.5 billion as at 31 March 2010 compared to the balance of EUR 39.7 billion at 31 December 2009. This decrease is predominantly attributable to a decrease in time deposits placed due to a EUR 6.5 billion repayment by Santander coupled with the Dutch State acquired businesses being classified as assets held for sale as at 31 March 2010. This has been partly offset by a receivable from RBS plc under the Asset Protection Scheme back-to-back agreement. The professional securities transactions increased due to an increase in reverse repurchase transactions due to normal changes in activity in the first quarter of the year.

Loans and receivables – customers
Loans and receivables – customers decreased by EUR 151.9 billion compared to December 2009 mainly relating to Dutch State acquired businesses being classified as assets held for sale as at 31 March 2010.

Credit risk provisions
The credit risk provision balance as at 31 March 2010 amounts to EUR 3.5 billion, decreasing by EUR 2.3 billion as compared to 31 December 2009. This decrease is mainly due to the reclassification of the impairment allowance related to the Dutch State acquired business of EUR 2.4 billion to held for sale as at 31 March 2010. Additionally a number of large corporates loan write-offs amounting to EUR 276 million were partially offset by recoveries amounting to EUR 220 million under the Asset Protection Scheme back-to-back agreement with RBS plc.

Other assets
The decrease is due to the classification of the Dutch State acquired businesses as assets held for sale as at 31 March 2010.

Liabilities
The balance sheet categories Financial liabilties held for trading, Due to customers, Issued debt securities, Subordinated liabilities, Provisions and Other liabilities have significantly decreased due to the classification of the Dutch State acquired businesses as liabilities held for sale as at 31 March 2010.

Due to banks
Due to banks increased by EUR 2.3 billion from EUR 46.1 billion at 31 December 2009 to EUR 48.4 billion at 31 March 2010, mainly due to increased balances on repurchase agreements in line with normal changes in activity in the first quarter of the year.

Participation in UK Government's Asset Protection Scheme
On 26 November 2009, RBS Group plc and RBS plc signed an accession agreement to the UK Government's Asset Protection Scheme ('APS'). This scheme also encompasses some assets within the RBS acquired businesses of RBS Holdings. For these assets, RBS Holdings has purchased credit protection through a back-to-back agreement comprising a guarantee and a credit default swap arrangement with RBS plc to strengthen the capital position and to de-risk future earnings. These arrangements relate to approximately EUR 30.0 billion of covered assets predominately commercial loan facilities.

This quarter’s positive fair value change includes mark to market gains of EUR 53 million on the credit default swap. Loan impairments for the quarter reflect a benefit of EUR 220 million of loss compensation under the Asset Protection Scheme back-to-back agreement with RBS plc.

Analysis of changes to equity

The following table shows RBS Holdings’ equity at 31 March 2010, and 31 December 2009.

(in millions of euros)	March 2010	December 2009
Ordinary share capital	1,852	1,852
Ordinary share premium reserves	11,943	11,943
Retained earnings	(626)	6,697
Net gains/(losses) not recognised in the income statement	(2,109)	(1,612)
Equity attributable to shareholders of the parent company	11,061	18,880
Non-controlling interests	43	36
Total equity	11,104	18,916

Total equity at 31 March 2010 was EUR 11,104 million, a decrease of EUR 7,812 million compared to 31 December 2009. This was mainly due to a EUR 7,500 million dividend payment by RBS Holdings to RFS Holdings B.V. for the benefit of Santander.

Key metrics

(in billions of euros)	March 2010	December 2009
Funded balance sheet1	422.0	415.1
Total assets	467.4	469.3
Risk-weighted assets	135.9	117.5
Loan book	97.8	257.9
Tier 1 capital ratio2	12.79%	19.89%
Total capital ratio2	17.84%	25.48%

1 Funded balance sheet is defined as total assets less derivatives held for trading.
2 These capital ratios are calculated under the BIS I transitional regime.

The increase in risk weighted assets of EUR 18.4 billion mainly reflects the reduction in securitisations. Capital ratios are significantly higher than the current minima set by the Dutch Central Bank.This reflects remaining amounts to be repatriated to Santander and the capital actions undertaken by RBS Group plc and the Dutch State to enable legal separation and to meet expected requirements on the transition to Basel II in 2010 for the two separated banks.

The Tier 1 capital ratio and Total capital ratio for RBS acquired businesses at 31 March 2010 is 11.92% and 18.46% respectively.

Post balance sheet events

1 April 2010 – Dividend distribution
Immediately before legal separation on 1 April 2010 RBS Holdings made a distribution of EUR 1.4 billion for the benefit of Santander.

1 April 2010 - Legal separation
Legal separation of ABN AMRO Bank N.V. occurred on 1 April 2010, with the shares in that entity being transferred by RBS Holdings to a holding company called ABN AMRO Group N.V., owned by the Dutch State. Some assets and liabilities of the Dutch State acquired businesses amounting to approximately EUR 653 million and EUR 642 million respectively at legal separation could not be transferred to new ABN AMRO Bank N.V. before separation and remained temporarily in The Royal Bank of Scotland N.V. (‘RBS N.V.’). These assets and liabilities are adequately funded and capitalised by the Dutch State.

Following the legal separation, formerly intergroup provisions between RBS N.V. and ABN AMRO Bank N.V. have become receivables, payables and off-balance provisions between unrelated external counterparties. Other than resulting from normal business transactions, these include positions from some agreed transitory services and from the cross liabilities that arose in legal demerger on 6 February 2010.

On 6 February 2010, ABN AMRO Bank N.V. (as it was then named) was demerged into two entities, being RBS N.V. (the former ABN AMRO Bank N.V.) and the new ABN AMRO Bank. In principle investors now only have recourse to the entity to which the relevant assets and liabilities have been transferred for payments in respect of the appropriate securities. Under the Dutch Civil Code, however, each entity remains liable to creditors for the monetary obligations of the other entity that existed at the date of the legal demerger in the event that the other entity cannot meet its obligations to those creditors. In each case, the liability relates only to obligations existing at the date of the legal demerger. The liability of RBS N.V. is limited to the equity retained at legal demerger, which amounted to EUR 4.0 billion. On 1 April 2010 this amount was recorded in the books of RBS Holdings as an off balance sheet guarantee. The liability of the new ABN AMRO Bank N.V. is limited to the amount of equity acquired at legal demerger, which amounted to EUR 1.8 billion.

RBS N.V. has made arrangements to mitigate the risks of liability to the creditors which transferred to the new ABN AMRO Bank upon legal demerger. The new ABN AMRO Bank also has made arrangements to mitigate the risks of liability to the creditors that remain in RBS N.V. Both of these entities hold the level of regulatory capital agreed upon with the Dutch Central Bank for purposes of covering any residual risks. Similarly, the legal demerger of certain commercial activities in relation to the EC remedy into New HBU II N.V. resulted in a cross liability arrangement that changes the legal recourse available to investors. Also in this case, the liability relates only to obligations existing at the date of legal demerger of New HBU II N.V. Such liability of New HBU II N.V. is limited to the equity acquired at legal demerger.

10 May 2010 - Final settlement reached with United States Department of Justice
The United States Department of Justice (‘DoJ’) and the consortium of banks that acquired ABN AMRO in 2007 have agreed to a Deferred Prosecution Agreement (‘DPA’) relating to the previously disclosed criminal investigation into ABN AMRO Bank N.V.'s US dollar clearing activities, OFAC compliance procedures, and Bank Secrecy Act compliance matters during the period from 1995 to the end of 2007.

ABN AMRO Bank N.V. announced in April 2007, six months before it was acquired by the consortium, that it had reached an agreement in principle with DoJ to resolve the investigation and made a provision of USD 500 million to cover the costs of resolving the investigation. The final amount agreed with and paid to the DoJ on 10 May 2010 is covered by this provision. The DPA deferral period is 12 months and the signatory to the DPA is RBS N.V.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V.
Date:	10 June 2010	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Chief Financial Officer